Filed by Alliance Bancorp of New England, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Alliance Bancorp of New England, Inc.
Commission File No. 001-13405

Date: January 28, 2004

ALLIANCE ANNOUNCES FOURTH QUARTER AND YEAR-END RESULTS

Summary

Alliance Bancorp of New England, Inc. (AMEX:ANE), the holding company for Tolland Bank, reported a net loss of $135,000 ($0.05 per diluted share) in the fourth quarter of 2003, compared to net income of $882,000 ($0.32 per diluted share) in the fourth quarter of 2002. During the fourth quarter, Alliance recorded $723,000 in charges for merger related expenses (primarily professional fees) related to its agreement to merge with NewAlliance Bancshares, Inc.

For the year ending December 31, 2003, Alliance reported net income of $1.47 million ($0.51 per diluted share) compared to net income of $3.46 million ($1.26 per diluted share) for the year 2002. For the year 2003, Alliance recorded $1.54 million in expenses related to the pending merger. Alliance also announced a quarterly dividend of 7.5 cents per share, payable on February 24, 2004 to shareholders of record at the close of February 10, 2004.

President and CEO, Joseph H. Rossi, stated, “Tolland Bank had its most successful branch opening, with its new Enfield office located on Hazard Avenue in November. During its first two months of operation, this branch received $19 million in new deposits, far exceeding our goals, and demonstrating the benefit of this attractive new location. Total assets increased by 6% to a record $438 million in 2003. We have continued to expand our market presence while maintaining a focus on loan quality, resulting in our third consecutive year with negligible net loan losses. Our 2003 earnings benefited from our very strong residential lending program, which significantly contributed to asset and fee income growth. While our net interest margin continued to reflect the low interest rate environment, the Bank expects to benefit from improved spreads based on anticipated future interest rate increases.”

Mr. Rossi continued, “For most of the last six months, our staff has worked very hard to plan a rapid integration with NewAlliance Bank. NewAlliance represents the strong alliance with our customers and communities that we will forge together with New Haven Savings Bank and Savings Bank of Manchester. The planned merger signals our commitment to providing great financial products, trusted advice, and the most personalized banking experience possible. By combining our institutions, we believe that our expanded resources and market presence, together with our shared culture and core beliefs, will increase shareholder value and are in the best interests of our employees, customers, and the communities we serve.”

Alliance Announces Fourth Quarter and Year-End Results
January 28, 2004

Mr. Rossi concluded, “We are pleased to report that on January 26, 2004 it was announced that the Connecticut Department of Banking approved the planned conversion of New Haven Savings Bank to a public company. NewAlliance Bancshares expects that other required approvals will be received with an expected merger closing at or about the end of the first quarter of 2004.”

Financial Condition at December 31, 2003

Total assets increased by $23.9 million (5.8%) to $438.4 million at December 31, 2003, versus $414.5 million at December 31, 2002. Growth was primarily funded by deposits in the new Enfield office and proceeds were primarily held in short-term investments, which increased to $21.0 million at year-end; these holdings are expected to be reinvested primarily in higher yielding investment securities in 2004. Total regular loans (excluding government guaranteed loans) increased by 2.7% to $259.4 million, from $252.5 million at the end of the 2002 fiscal year. Total deposits increased by $8.1 million (2.5%) to $339.0 million at December 31, 2003, versus $330.8 million at the end of the 2002 fiscal year. Deposit growth included $18.6 million in balances opened in the new Enfield office.

Total investment securities increased to $109.4 million at December 31, 2003 versus $93.2 million at December 31, 2002. Securities purchases were concentrated in U.S. government agency and adjustable mortgage backed securities with three year interest rate maturites. During the first quarter of 2003, Alliance eliminated the held to maturity classification of investment securities, which had decreased to a balance of $5.4 million at year-end 2002. These securities were transferred to the available for sale category, where all security purchases will be recorded for the foreseeable future. Loans held for sale decreased to $1.4 million at December 31, 2003 versus $11.9 million at December 31, 2002 due to the decrease in mortgage demand near the end of 2003. Government guaranteed loans decreased to $16.9 million at December 31, 2003 versus $25.8 million at December 31, 2002 due to prepayments.

The loan loss allowance increased by $125,000 (3.1%) to $4.175 million at December 31, 2003, versus $4.050 million at the end of the 2002 fiscal year. Net loan recoveries of $22,000 were recorded in the year 2003, compared to net recoveries of $2,000 in the prior year. The allowance measured 1.61% of total regular loans at December 31, 2003, compared to 1.60% at the previous year-end. Nonperforming assets totaled $6.6 million (1.50% of total assets) at year-end, up from $2.4 million (0.59% of total assets) one year ago. This increase was primarily due to two commercial loan relationships which became impaired in 2003. The allowance for losses on impaired loans, which is included in the overall allowance for loan losses, totaled $407,000 at December 31, 2003 versus $127,000 at December 31, 2002. There were no foreclosed assets in 2003 or 2002.

Shareholders’ equity totaled $32.8 million at December 31, 2003 versus $25.6 million at the end of the 2002 fiscal year. Shareholders’ equity measured 7.5% of total assets, up from 6.2% at year-end 2002. Alliance’s capital remained in excess of all regulatory requirements and continued to exceed the requirement for the highest regulatory capital category of “Well Capitalized”. Shareholders’ equity increased principally due to an improvement of $3.8 million in net unrealized gains and losses on investment securities, $2.8 million in additional paid-in capital recorded for stock option exercises and related tax benefits, and net income of $1.5 million for 2003, partially offset by dividends of $805,000.

Alliance Announces Fourth Quarter and Year-End Results
January 28, 2004

Results Of Operations For The Three Months Ended December 31, 2003

Alliance reported a net loss of $135,000 in the fourth quarter of 2003, compared to net income of $882,000 in the fourth quarter of 2002. Quarterly results in 2003 were adversely affected by the charges related to the merger, as well as by a tighter net interest margin resulting from continuing low interest rates.

Net interest income decreased to $2.99 million in the fourth quarter of 2003 versus $3.19 million in the fourth quarter of 2002. This was caused by a decline in the net interest margin to 3.11% in the fourth quarter of 2003, compared to 3.37% in the same period of 2002, due to lower interest rates. Net interest income in the fourth quarter benefited from a $93,000 payment of previously delinquent interest on a nonaccruing commercial loan which was paid in full. The provision for loan losses was $38,000 in the fourth quarter of 2003 versus $47,000 in the fourth quarter of 2002.

Non-interest income was $683,000 in the fourth quarter of 2003 versus $754,000 for the fourth quarter of 2002. The decline in service charges and other income was primarily due to lower secondary market income, reflecting lower demand for residential mortgage loans after interest rates increased in the second half of 2003 from record lows around mid-year. Net securities losses of $89,000 in the fourth quarter of 2003 consisted of gross gains of $656,000 and gross losses of $745,000. The gains primarily related to corporate bond sales in order to improve the overall portfolio credit rating and to benefit from improved pricing in this market sector. The losses included $375,000 in writedowns of two corporate debt securities which were deemed to be impaired on an other-than-temporary basis and $370,000 in realized losses on the sale of two utility common stocks to reduce exposure in this sector.

Non-interest expense was $3.58 million in the fourth quarter of 2003 versus $2.66 million in the fourth quarter of 2002. Total merger related expenses were $723,000 in the fourth quarter of 2003, consisting principally of legal and investment banking services. There were no merger related expenses in the fourth quarter of 2002. All other expenses increased by $195,000, principally due to a $180,000 increase in compensation and benefits expense related primarily to bonus expense and payroll tax expense. Principally due to the non-deductibility of certain merger related expenses, the effective income tax rate also increased.

Results Of Operations For The Twelve Months Ended December 31, 2003

Alliance reported net income of $1.47 million for the year 2003 versus $3.46 million for the year 2002. Results in 2003 were adversely affected by the charges related to the merger, as well as by a tighter net interest margin resulting from continuing low interest rates. Alliance increased its regular loan and investment portfolios in order to help offset the impact of tighter margins.

Net interest income decreased to $12.16 million in 2003 versus $12.55 million in 2002. This was caused by a decline in the net interest margin to 3.17% in 2003, compared to 3.42% in 2002, due to lower interest rates. The decrease also reflected a shift in the asset mix to instruments with lower margins, reflecting shorter lives and less credit risk. The provision for loan losses totaled $103,000 in 2003 and $348,000 in 2002, primarily reflecting portfolio growth in both years and impairment provisions.

Alliance Announces Fourth Quarter and Year-End Results
January 28, 2004

Non-interest income was $3.12 million in 2003 versus $2.85 million in 2002. Service charges and other income totaled $3.78 million in 2003 versus $2.60 million in 2002, reflecting higher secondary market income which totaled $1.27 million in 2003 versus $310,000 in 2002. Secondary market income in 2003 benefited from the record refinancing demand in response to low interest rates during the first half of the year. Service charges and other income also benefited from a $161,000 increase in prepayment fees due to higher commercial loan refinancings in 2003. Net losses on securities and assets totaled $659,000 in 2003 versus net gains of $251,000 in 2002. Gross securities gains totaled $1.76 million in 2003 and gross securities losses totaled $2.42 million. Securities gains were generally related to the sale of corporate bonds viewed as fully valued. The losses included $2.05 million in writedowns of corporate securities which were deemed to be impaired on an other-than-temporary basis and $370,000 in realized losses on the sale of two utility common stocks to reduce exposure in this sector.

Non-interest expense was $12.51 million in 2003 versus $10.15 million in 2002. Total merger related expenses were $1.54 million in 2003, consisting principally of legal and investment banking services. There were no merger related expenses in 2002. All other expenses increased by $817,000, principally due to a $789,000 increase in compensation and benefit expense. This increase included a $469,000 increase in incentive related compensation and temporary help due primarily to higher business volumes. Compensation and benefits expense also included a $216,000 increase in pension expense and payroll taxes. Due primarily to the non-deductibility of certain merger related expenses, the effective income tax rate also increased to 44.9% in 2003 from 29.5% in 2002.

Background

Alliance Bancorp of New England, Inc. (AMEX:ANE) is the bank holding company for Tolland Bank, a Connecticut-chartered bank with ten offices serving central and eastern Connecticut. Alliance builds community and shareholder value relying on its fundamental strengths of convenience, superior marketing, customer service, knowledge of its communities, and competitive products. On July 16, 2003 Alliance announced that it had entered into a definitive agreement to merge with NewAlliance Bancshares, Inc., a new holding company formed as part of a planned conversion of New Haven Savings Bank to a public company simultaneous with a planned merger with Connecticut Bancshares, the holding company for Savings Bank of Manchester. These transactions are conditional on regulatory and shareholder approvals and are expected to be completed at or about the end of the first quarter of 2004.

Statements in this news release regarding Alliance Bancorp of New England, Inc.’s business that are not historical facts are “forward-looking statements” that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statement, see “Forward-Looking Statements” in the Company’s most recent Annual Report.

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AMEX:ANE ♦ www.alliancebancorp.com ♦

Alliance Bancorp of New England, Inc.
Consolidated Selected Financial Data (Unaudited)

As of and for the three months ended December 31,	As of and for the years ended December 31,

2003	2002	2003	2002

For the Period (in thousands)
Net interest income	$2,992	$3,195	$12,157	$12,548
Provision for loan losses	38	47	103	348
Service charges and other income	772	814	3,779	2,603
Net (loss) gain on securities and other assets	(89)	(60)	(659)	251
Non-interest expense	3,582	2,664	12,512	10,153
Net (loss) income	$(135)	$882	$1,468	$3,458

Per Share
Net (loss) income–basic	$(0.05)	$0.34	$0.54	$1.33
Net (loss) income–diluted	(0.05)	0.32	0.51	1.26
Dividends declared	0.07	5	0.07	5	0.30	0.28	6
Book value	11.49	9.58	11.49	9.58
Common stock price:
High	41.95	20.20	41.95	20.20
Low	32.40	14.34	18.51	10.68
Close	39.51	20.15	39.51	20.15

At Period End (in millions)
Total assets	$438.4	$414.5	$438.4	$414.5
Total loans	276.4	278.3	276.4	278.3
Other earning assets	131.8	109.6	131.8	109.6
Deposits	339.0	330.8	339.0	330.8
Borrowings	58.1	54.5	58.1	54.5
Shareholders’ equity	32.8	25.6	32.8	25.6

Operating Ratios (in percent)
(Loss) return on average equity	(1.75)%	14.34%	5.09%	14.86%
(Loss) return on average assets	(0.13)	0.84	0.35	0.86
Net interest margin (fully taxable equivalent)	3.11	3.37	3.17	3.42
Efficiency ratio	74.43	64.64	67.35	65.28
Equity % total assets (period end)	7.49	6.16	7.49	6.16
Dividend payout ratio	n/a	22.02	54.83	21.40

Loan Related Ratios (in percent)
Net charge-offs/average regular loans	(0.01)%	–%	(0.01)%	–%
Loan loss allowance/regular loans	1.61	1.60	1.61	1.60
Nonperforming assets/total assets	1.50	0.59	1.50	0.59

Growth (in percent)
Net income	n/a	74%	(58)%	16%
Regular loans	(6)%	16	3	12
Deposits	14	(5)	2	9

Notes:
(1)	All share and per share data for the year ended December 31, 2002 has been adjusted to reflect the eleven-for-ten stock split effected in the form of a 10% stock dividend distributed in May 2002.
(2)	The efficiency ratio represents the ratio of non-interest expenses to the sum of fully taxable equivalent net interest income and service charges and other income. The efficiency ratio excludes merger related expenses. Return, margin and charge-off ratios are annualized based on average balances for the period. The net interest margin is fully taxable equivalent.
(3)	Regular loans are total loans excluding government guaranteed loans.
(4)	Growth of net income is compared to the same period in the prior year. Growth was not applicable in the three months ended December 31, 2003 due to the net loss. Growth of regular loans and deposits is compared to beginning of the period, annualized.

Alliance Bancorp of New England, Inc.
Consolidated Income Statements (Unaudited)

	Three Months Ended December 31,		Years Ended December 31,

(in thousands, except share data)	2003	2002	2003	2002

Interest and Dividend Income
Loans	$4,122	$4,604	$17,102	$18,007
Debt securities	849	1,025	3,214	4,859
Dividends on equity securities	167	229	739	839
Other earning assets	25	50	463	302

Total interest and dividend income	5,163	5,908	21,518	24,007

Interest Expense
Deposits	1,310	1,895	5,985	8,335
Borrowings	861	818	3,376	3,124

Total interest expense	2,171	2,713	9,361	11,459

Net Interest Income	2,992	3,195	12,157	12,548
Provision For Loan Losses	38	47	103	348

Net interest income after provision for loan losses	2,954	3,148	12,054	12,200
Non-Interest Income
Service charges and other income	772	814	3,779	2,603
Net (losses) gains on securities	(89)	(31)	(659)	158
Net (losses) gains on assets	–	(29)	–	93

Total non-interest income	683	754	3,120	2,854
Non-Interest Expense
Compensation and benefits	1,663	1,483	6,458	5,669
Occupancy	197	172	776	690
Data processing services and equipment	328	302	1,202	1,228
Office and insurance	139	123	579	567
Purchased services	312	399	1,299	1,233
Merger related	723	–	1,542	–
Other	220	185	656	766

Total non-interest expense	3,582	2,664	12,512	10,153

Income before income taxes	55	1,238	2,662	4,901
Income tax expense	190	356	1,194	1,443

Net (Loss) Income	$(135)	$882	$1,468	$3,458

Per Share Data
Basic (loss) earnings per share	$(0.05)	$0.34	$0.54	$1.33

Diluted (loss) earnings per share	$(0.05)	$0.32	$0.51	$1.26

Average basic shares outstanding	2,715,612	2,616,174	2,700,537	2,600,855
Average additional dilutive shares	–	158,606	163,309	140,473

Average diluted shares	2,715,612	2,774,780	2,863,846	2,741,328

Alliance Bancorp of New England, Inc.
Consolidated Balance Sheets (Unaudited)

December 31 (in thousands) (except share data)	2003	2002

Assets
Cash and due from banks	$14,822	$13,941
Short-term investments	21,002	4,520

Total cash and cash equivalents	35,824	18,461

Securities available for sale (at fair value)	109,375	87,812

Securities held to maturity (fair value of $5,984 in 2002)	–	5,372

Loans held for sale	1,399	11,942
Residential mortgage loans	98,403	78,717
Commercial mortgage loans	85,603	94,692
Other commercial loans	39,501	39,550
Consumer loans	35,905	39,547
Government guaranteed loans	16,940	25,756

Total loans	276,352	278,262
Less: Allowance for loan losses	(4,175)	(4,050)

Net loans	272,177	274,212

Premises and equipment, net	6,391	5,104
Accrued interest income receivable	2,038	2,417
Cash surrender value of life insurance	6,475	6,207
Other assets	4,764	2,987

Total assets	$438,443	$414,514

Liabilities and Shareholders’ Equity
Demand deposits	$35,939	$35,600
NOW deposits	41,826	39,091
Money market deposits	37,236	43,964
Savings deposits	100,654	77,605
Time deposits	123,310	134,572

Total deposits	338,965	330,832

Borrowings	58,052	54,510
Other liabilities	8,585	3,622

Total liabilities	405,602	388,964

Preferred stock, $0.01 par value; 100,000 shares authorized, none issued	–	–
Common stock, $0.01 par value; authorized 4,000,000 shares; issued 3,059,600 in 2003 and 2,868,105 in 2002; outstanding 2,859,001 in 2003 and 2,667,506 in 2002	31	29
Additional paid-in capital	15,633	12,791
Retained earnings	19,846	19,183
Accumulated other comprehensive income (loss), net	440	(3,344)
Treasury stock (200,599 shares)	(3,109)	(3,109)

Total shareholders’ equity	32,841	25,550

Total liabilities and shareholders’ equity	$438,443	$414,514

ADDITIONAL INFORMATION

The proposed merger of Alliance Bancorp of New England, Inc. (“Alliance”) and NewAlliance Bancshares, Inc., the new holding company for New Haven Savings Bank (“NewAlliance”), will be submitted to the shareholders of Alliance. NewAlliance has filed a registration statement, a proxy statement/prospectus and subsequent amendments as well as other relevant documents concerning the proposed transaction with the SEC. Stockholders of Alliance are urged to read the registration statement, the proxy statement/prospectus, amendments and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of the proxy statement/prospectus, as amended, as well as other filings containing information about Alliance and NewAlliance, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus, as amended, and the SEC filings incorporated by reference in the proxy statement/prospectus, as amended, can be obtained, without charge, by directing a request to Alliance Bancorp of New England, Inc., Karen Ouimet-Matusek, Shareholder Contact, 348 Hartford Turnpike, P.O. Box 2588, Vernon, CT 06066 (860) 875-2500.

Alliance and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Alliance in connection with the proposed merger. Information about the directors and executive officers of Alliance and their ownership of Alliance common stock and additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus, as amended, regarding the proposed transaction.

The information provided in this filing may contain forward-looking statements and describe future plans, strategies, synergies and cost savings related to the merger. The words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “create,” “utilize,” “project” and similar expressions identify forward-looking statements. The ability to predict results or the effect of future plans or strategies including the merger or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could affect actual results and impact the merger include, but are not limited to, changes in general market interest rates, general economic conditions, legislative/regulatory/tax changes, fluctuations of interest rates, changes in the quality or composition of our loans and investment portfolios, deposit flows, competition, demand for financial services in our markets, and changes in accounting principles. Similar factors are present with respect to the other party to the merger, NewAlliance. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements.